LIQTECH INTERNATIONAL, INC.

Industriparken 22C, DK2750

Ballerup, Denmark

July 2, 2014

VIA EDGAR, FACSIMILE AND EMAIL

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Tel: (202) 551-3442

Fax: (703) 813-6968

Re:          Liqtech International, Inc.

Request for Acceleration of Registration Statement on Form S-3

File No. 333-196750

Ladies and Gentlemen:

Liqtech International, Inc., a Nevada corporation (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-196750), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 13, 2014, as amended and filed as Amendment No. 1 to Form S-3 on July 1, 2014, to 10:00AM EDT on July 7, 2014, or as soon thereafter as practicable. The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to Matthew Ogurick, Esq. at (305) 539-3352 of K&L Gates LLP, legal counsel to the Company.

LIQTECH INTERNATIONAL, INC.

/s/      Soren Degn
Name:     Soren Degn

Title:       Chief Financial Officer